SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  333-167661

CASH AMERICA INTERNATIONAL, INC. 401(k) Savings Plan
(Exact name of registrant as specified in its charter)

1600 West 7th Street
Fort Worth, Texas 76102
817 335-1100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None*

*
As a result of the merger of Cash America International, Inc. (“Cash America”) with and into Frontier Merger Sub, LLC, the Cash America 401(k) Savings Plan (the “Plan”) is no longer open to new investment in Cash America stock. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cash America 401(k) Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 12, 2016		Cash America International, Inc. 401(k) Savings Plan

		By:	Frontier Merger Sub, LLC (as successor by merger to Cash America International, Inc.), its 401(k) Savings Plan Administrative Committee

		By:	/s/ Randall D. Blubaugh
Randall D. Blubaugh, Chairperson, 401(k) Savings Plan Administrative Committee

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